TSX/NYSE/PSE: MFC	SEHK: 945

C$ unless otherwise stated
For Immediate Release
November 14, 2016
Manulife Financial Corporation announces increase to Preferred Share issue
TORONTO – Manulife Financial Corporation ("Manulife") today announced that as a result of strong investor demand for its previously announced Canadian public offering of Non-cumulative Rate Reset Class 1 Shares Series 23 ("Series 23 Preferred Shares"), the size of the offering has been increased to 19 million shares. The gross proceeds of the offering will now be $475 million. The offering will be underwritten by a syndicate of investment dealers co-led by RBC Capital Markets, BMO Capital Markets and Scotiabank and is anticipated to qualify as Tier 1 capital for Manulife. The expected closing date for the offering is November 22, 2016. Manulife intends to file a prospectus supplement to its December 17, 2015 base shelf prospectus in respect of this issue.
Manulife intends to use the net proceeds from the offering for general corporate purposes.
The Series 23 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a "U.S. person" (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife

Manulife Financial Corporation is a leading international financial services group providing forward-thinking solutions to help people with their big financial decisions.  We operate as John Hancock in the United States, and Manulife elsewhere.  We provide financial advice, insurance and wealth and asset management solutions for individuals, groups and institutions.  At the end of 2015, we had approximately 34,000 employees, 63,000 agents, and thousands of distribution partners, serving 20 million customers.  At the end of September 2016, we had $966 billion (US$736 billion) in assets under management and administration, and in the previous 12 months we made more than $24.4 billion in benefits, interest and other payments to our customers.  Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years.  With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.  Follow Manulife on Twitter @ManulifeNews or visit manulife.com or johnhancock.com.

Media inquiries: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com